Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: May 1, 2014

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This transcript does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta.

HUDBAY MINERALS

Moderator: David Garofalo

May 1, 2014

10:00 a.m. ET

Operator:	Ladies and gentlemen, thank you for standing by. Welcome to HudBay’s first quarter 2014 conference call. At this time all lines are in a listen-only mode.

Following the presentation, we will conduct a question-and-answer session with instructions provided. If anyone has any difficulties hearing the conference, please press the star followed by the zero and an operator will assist you.

I would like to remind everyone that this conference is being recorded today, and I will now turn the conference over to Candace Brule, Director, Investor Relations. Please go ahead.

Candace Brule:

Thank you, Operator. Good morning, and welcome to HudBay’s 2014 first quarter results conference call. HudBay’s financial results were issued yesterday and are available on our website at www.hudbayminerals.com. A corresponding PowerPoint presentation is also available, and we encourage you to refer to it during this call.

Our presenter today is David Garofalo, HudBay’s President and Chief Executive Officer. Accompanying David for the Q&A portion of the call will be David Bryson, our Senior Vice President and Chief Financial Officer; (technical difficulty).

Operator:	Ladies and gentlemen, I apologize for the interruption. We just lost the line of one of our speakers, and they will be reconnected momentarily. Please stand by.

Ladies and gentlemen, please stand by. The conference will resume momentarily.

Ladies and gentlemen, I would now like to reintroduce our speakers.

Please continue to standby, your conference will begin shortly.

(Music)

Operator:	Please continue to standby, your conference will begin shortly.

Ladies and gentlemen, I would now like to reintroduce our speakers.

David Garofalo:	Apologize for the technical difficulties. Hopefully, it won’t happen again. Our line dropped.

This is David Garofalo speaking. So, I’ll just go right into an overview of our results.

Our financial results in the first quarter of 2014 were affected by lower sales relative to metal production. As a result of rehabilitation work at the 777 mine that was successfully completed in February 2014, production of copper concentrate rebounded as expected late in the first quarter and was in line with overall expectations.

Despite better copper production volumes late in the quarter, the availability of concentrate for shipping prior to quarter-end was limited, and extreme cold weather in the quarter affected railway service from our Manitoba operations.

As a result, cash flow from operations, net earnings, and cash cost per pound of copper sold were all negatively affected by a significant accumulation of unsold copper and precious metals. Specifically, 29 percent of copper and 44 percent of precious metals produced in the quarter was not sold.

Operating costs at our Manitoba business unit improved in the first quarter relative to comparable periods. At 777, operating costs per ton of ore were 12 percent lower, compared to the same period in 2013, primarily due to reduced contractor costs offset partly by higher propane costs due to unusually harsh winter conditions.

Operating costs per ton of ore at Lalor improved by 12 percent when compared to the fourth quarter of 2013, as progress was made in replacing contractors with permanent employees.

Further economies of scale are projected in the second half of 2014, when Lalor is expected to double its production capacity to 2,700 tons of ore per day and increase its production rate.

Full-year 2014 production and operating cost guidance remains unchanged.

During the quarter, we received a third deposit under the precious metals stream transaction with Silver Wheaton of $125 million. Also, we have received commitment letters from lenders for a $150 million Constancia standby credit facility. The facility is expected to have a term of four years with any draw-downs bearing interest at LIBOR plus 3.5 percent.

We also intend to enter into a long-term agreement for the sale of approximately 20 percent of the life-of-mine copper concentrate production from Constancia on standard market terms. We expect to close the financing and enter into the offtake agreement during the second quarter of 2014.

We continue to achieve significant project milestone at all of our three new mines. At Constancia, we recently achieved 8 million man-hours without a loss-time accident. The project is on track towards initial production late this year, with construction approximately 71 percent complete at March 31, 2014.

Critical path community relocations are complete. Pre-stripping activities commenced in early March and are progressing well, as is concentrator construction and infrastructure activities.

We also continue to optimize the project by announcing a substantial increase in copper equivalent reserves at Constancia, as we completed engineering for a tailings facility expansion, allowing for the conversion of a portion of the mineral resource into reserves. This resulted in a mine-life extension to 22 years, from 16 years.

At the Lalor project, we are approaching 1,000 days without a loss-time accident. We have completed the excavation of the production shaft and are continuing underground project development, including steel guide installation.

We have recently received our Environmental Act license for Lalor, which will enable full production via the main shaft.

We anticipate doubling the production capacity at the mine and concentrator in the second half of the year, as the main production shaft is commissioned and the refurbishment of the Snow Lake concentrator is completed.

Lastly, not only did we achieve commercial production at Reed at the end of the first quarter, ahead of guidance and under budget, we completed the entire project without one loss-time accident.

At our 100 percent-owned Constancia project in Peru, we have invested and committed approximately CAD1.4 billion to March 31, 2014, of the construction budget of CAD1.7 billion. The project was over 71 percent complete, on a proportion-spent basis at the end of March 2014.

We continue to advance construction activities on the power transmission line from Tintaya to Constancia, with construction at approximately 75 percent complete. We expect to finish the line in July 2014, in time for the start of the Constancia commissioning activities.

The government’s Socabaya-to-Tintaya transmission line upgrade is complete and was recently energized. Purchased power and port services contracts at Constancia are in place.

All families in areas critical to commencement of operations have been resettled.

All required mining equipment for pre-stripping operation has been commissioned, and pre-stripping activities commenced on schedule in early March 2014.

Significant progress has been achieved on construction of the concentrator. All fabricated structural steel is on site, and deliveries of fabricated mechanical steel and piping continue. The crusher, mills, floatation cells, and other major mechanical equipment have been placed, and mechanical fit-out continues.

Water and tailings pipeline and water reclaim piping construction are advancing. Electrical and instrumentation installation is underway, and electrical rooms are being delivered to site for installation.

Dam construction on the east tailings embackment is well underway and on schedule, and water retention on the east tailings [of common] has commenced. Water capture to build water inventory for operations began in December 2013.

Constancia construction remains on track for first production in late 2014 and commercial production in the second quarter of 2015.

At our 100 percent-owned Lalor project in Manitoba, we’ve invested approximately CAD390 million out of the total mine construction budget of CAD441 million, and have entered into an additional CAD42 million of commitments to March 31, 2014.

The underground mine remains on schedule and on budget. We are continuing underground project development and have completed the excavation of the production shaft. We have completed the steel guide installation to the 955-meter level, and are currently constructing a loading pocket along with the remaining sets in the shaft. We expect to complete the steel guide installation in the second quarter of 2014.

Construction is proceeding well in the 910- and 955-meter levels on the mine-to-watering systems, rock breakers, and the load-out systems. Commissioning of the production shaft, completion of mine construction, doubling of the production capacity at the mine and concentrator to 2,700 tons per day, and an increase to the production rate remain on schedule for July 2014.

The completion of surface construction is expected late in 2014, and we have recently received our Environmental Act license for Lalor, which will enable full production via the main shaft.

After beginning production in September 2013 at our 70 percent-owned Reed mine in Manitoba, the project achieved commercial production at the end of the first quarter of 2014, ahead of guidance. The mine operated at an average of 792 tons per day in the first quarter of 2014, and we expect to reach full capacity of 1,300 tons per day this month.

Of our CAD72 million estimated capital construction budget, we have invested approximately CAD66 million to March 31, 2014, to complete the project under budget. Approximately CAD4 million of project capital will be spent as sustaining capital over the life of the mine.

During the first quarter of 2014, we mined 71,236 tons of ore at a copper grade of 1.92 percent copper and a zinc rate of 2.14 percent, from a combination of ore development and long-haul stoke mining.

We have total available liquidity of approximately CAD1.3 billion, including CAD764 million in cash and cash equivalents at March 31, 2014, $135 million due from Silver Wheaton, $150 million under the Constancia credit facility, together with amounts available under the [cap] financial equipment finance facility, additional credit facilities, and cash tax refunds expected to be received during the first half of 2014.

With the cash flows from our current operations, we expect to have ample liquidity to internally fund the remaining capital expenditures at Constancia and Lalor and fully execute our development plans.

Our proposed acquisition of Augusta would add the Rosemont project to our portfolio of low-cost, long-life assets and meets all of our stated acquisition criteria. We believe we will be in an excellent position to internally fund the development of the Rosemont project due to our current strong balance sheet, coupled with the growing cash flows once Constancia, Lalor, and Reed operate at full capacity. In addition, the expected capital contributions from Rosemont’s strategic financial partners will further add to our strong financial capacity.

For the past three years, we have undertaken a clear and disciplined plan to drive growth and create sustainable value for shareholders. Beginning with achieving commercial production on time and under budget for Reed, we have started 2014 on the right foot. We remain on track to meet our strategic objectives for Lalor and Constancia in the balance of the year.

Production from the main shaft at Lalor is expected to commence in the second half, along with the completion of the Snow Lake concentrator refurbishment. And at Constancia, we expect initial production in late 2014, followed by commercial production in the second quarter of 2015.

These two projects are also exciting from an exploration standpoint. At Lalor, we expect to develop an underground exploration drift in order to better define mineralization at depth later this year. We also plan our restarting exploration drilling at Constancia to test anomalies identified during recent airborne geophysical programs.

We are poised to deliver growth in production, earnings, and cash flow in the second half of this year, as we approach the end of our $2.2 billion, three-mine construction program.

And with that, operator, I’m pleased to open it up for questions.

Operator: Thank you. Ladies and gentlemen, we will now conduct the question and answer session.

If you have a question on today’s call, please press the star followed by the one. You will hear a tone indicating that you’ve entered the queue.

If you are using a speaker phone today, we do ask that you please lift the handset before pressing any keys.

And again to ask a question today it is star one on your touchtone phone.

Your first question today will come from the line of David Charles of Dundee Capital Markets. Please go ahead.

David Charles:	Yeah, good morning David. Thanks very much for the update.

I suppose I have two questions. So, I’ll give you them both at the same time. Given that they’ve adjourned the BC Securities Commission decision, how will that —? I just wondered if you could maybe give us some color as to how that might impact the date that you’ve extended your offer to i.e., the 5th of May?

And I suppose I’ll give you the other one at the same time. I’m just wondering at the Lalor project, you will obviously do a changeover from hoisting ore through the ventilation shaft, up through the main shaft. And I’m wondering when would — how that might impact a commercial production decision, let’s say, on phase two and how that might flow through into the income statement?

David Garofalo:	Yeah, sure on the first question, David, thank you for both of your questions.

On the bid for Augusta, the terms of that bid are not going to change. The bid expires on May 5, unless the remaining conditions of the offer have been satisfied or waived, including, critically, the shareholders’ rights plan being waived and (validly ceased traded). So, it will expire in the absence of that, on Monday.

And I’ll let Alan handle the question on Lalor.

Alan Hair:

Hi David. With Lalor, we’ll be doing the change-on commissioning of the new shaft in July. And with Lalor, we will be applying a slightly different commercial production test. Maybe David Bryson would be better placed to explain that.

David Bryson:

What we’ll be doing, David, is there will be a one-month period for determining commercial production. Lalor will essentially revert back to the pre-commercial production stage once the new production shaft is commissioned. And for that one- or two-month period while we’re getting it ramped up to commercial production, Lalor will not be contributing to the P&L. We’d expect that to be during the third quarter. And so, we don’t expect it to have a major financial impact, but it could impact the Q3 results to an extent.

David Charles:	So, does that mean then that in Q3 what you’ll see is potentially a little bit of a drop-down until commercial production is declared at Lalor? And then, we see the full impact of Lalor in Q4?

David Bryson:

So, let’s suppose that we start production with the main shaft on, say, July 1, and it ends up as we ramp up taking two months, so that we declare commercial production at August 31. For two of the three months during the second quarter, Lalor’s attributable revenues and costs will be capitalized. And so, the earnings and EBITDA contribution from Lalor during those two months would not hit the P&L; they would be a credit to capitalized Lalor costs.

David Charles:	Excellent. Thank you very much.

Operator:	Your next question today will come from the line of Alex Terentiew of Raymond James. Please go ahead.

Alex Terentiew:	Good morning, guys.

Development at Constancia seems to be going fairly well. Is there any particular component of the remaining work that puts your schedule and CapEx targets at risk? Or, maybe another way of asking it, where are you focusing your efforts right now to make sure you stay on target?

Alan Hair:

Alex, I’ll answer that. I think we’ve characterized the project at the stage now that all this headline, big-ticket risk items are actually behind us. The relocation is done. The main Socabaya-to-Tintaya line is now energized. So, really, the ball is very much in our court just to deliver on the final build-outs of the project.

The majority of the procurement is in hand. Most of the final pieces will be on site this month. So, really, it’s very much focusing on maintaining the necessary productivities and the various different construction activities.

Alex Terentiew:	OK. That’s great. And just a related Constancia question here, when you guys talk about commercial production in Q2 2015, how are you defining that? As 60 percent of design over a 30-day period?

Alan Hair:	We actually define it as 60 percent over three months.

Alex Terentiew:	Over three months. OK.

Alan Hair:	For a new operation. That’s distinct from the Lalor definition, because it’s already producing up the vent shaft.

Alex Terentiew:

OK. One last question. Nice to see that you’ve signed a copper concentrate offtake at Constancia as well. Are you interested in seeing more of an offtake? Or, is 20 percent a comfortable level that you guys want to stay at?

David Bryson:

Alex, it’s David Bryson. We do intend to enter into additional offtake contracts, but we do not expect that that additional offtake will be tied to financing. And we’re in discussions with a number of interested parties, and don’t anticipate any issues in placing that offtake.

Really, we’re awaiting to confirm the details on the transaction with Dreyfus and the Constancia credit facility before moving into any commitments on the remainder of Constancia’s production.

But I think ultimately we’d like to have 70 percent to 80 percent of Constancia’s production under contracts.

Alex Terentiew:	OK. Perfect. That’s it for me.

Operator:	Your next question will come from the line of Stefan Ioannou of Haywood Securities. Please go ahead

Stefan Ioannou:

Great, thanks guys, yeah, great to see Constancia coming along nicely. Just wondering with the inventory buildup through Q1 in terms of metal production, is it fair to assume that most of that has subsequently been sold, and you’re back on track? Or, is there still big inventory sitting around right now?

David Bryson:

Stefan, it’s David Bryson again. We do still have some inventory up at Flin Flon right now, and although we’re starting to see spring in Toronto and New York, it is still pretty cold up north. And so, we’re certainly hoping to start to bring that down over Q2. But I think over the course of the year we’d expect sales to be in line with production. But we — I think it’s questionable whether we’ll fully draw that down during the second quarter.

Stefan Ioannou:	OK. So, yes, modest inventory. We shouldn’t be surprised with a modest surplus at the end of this quarter, anyways?

David Bryson:	Yes.

Stefan Ioannou:	OK. Great. Thanks very much guys

Operator:	And ladies and gentlemen, if there are an additional questions at this time, please press the star followed by the one on your touchtone phone.

Your next question will come from the line of Orest Wowkodaw of Scotiabank. Please go ahead.

Orest Wowkodaw:	Hi good morning.

I had a question about Lalor and the Snow Lake mill. I just was curious. Why are the copper grades that you are reporting in terms of mill grades so much below the mine grades from Lalor? I’m just wondering, when I look back, it looks like it’s been that way for the past four or five quarters. Are you working through some lower-grade inventories at the mill? Or, just a little color would be great.

Alan Hair:	I’m not sure if I can provide any color there. Brad, do you have an answer to that to hand?

Brad Lantz:	Really, when I looked, the grades are relatively close. It’s around 0.9 at the mine, and I think the milled head grade was 0.82 copper.

But really, the copper in the Lalor ore body is in the footwall side of the lens that we’re mining. And if we’re mining in the hanging wall side of that lens, that’s when we get the zinc grades in excess of 10 percent zinc. So, really, it’s just where we are.

And we do have a certain amount of stockpiled rock between the mine and the mill. So, that will account for variances from month to month between mine grades and mill grades.

Orest Wowkodaw:	OK. Because there was quite a bit of difference when I look at the whole of 2013, as well — between 0.83 and 0.6 — but thank you.

Operator:	Mr. Garofalo, I’m showing no further questions at this time. Please continue.

David Garofalo:	Thank you. Just to follow up Orest’s question, if you don’t mind. And, Orest, hopefully this helps, but you can circle back with us.

But last year, for example, the mined copper grade was 0.57 at Lalor, and we milled 0.54. It’s almost de minimis difference. And when I look at the copper grade this year, it’s 0.92 — and this is Q1 numbers — against copper grade of 0.81 over the three-month period.

So, a little bit more of a difference this year. The difference last year is insignificant. But I think over the balance of the year, the mine grade and the process grade should more or less line up.

Brad Lantz:	But, Orest, we’ll follow up with that offline.

David Garofalo:	Is there one more question, operator, I see?

Operator:	There actually is. Your next question will come from the line of Gary Lampard of Canaccord Genuity. Please go ahead.

Gary Lampard:

Oh, oh thank you and good morning everyone. Just a quick question. Are you still purchasing third-party zinc concentrate? And if you are, how much do you think that you’ll be purchasing for Q2, Q3, and Q4 of this year?

David Bryson:

We don’t expect to be purchasing much additional third-party concentrate. I think we’re still working through some stockpiles of previously purchased third-party con. So, you’ll probably see that in the production over the next quarter, or so.

But we think as we get closer to commissioning the Lalor main production shaft, we should see a step-up in domestic zinc con production that should allow us to fill the zinc plant without needing any further third-party con.

Gary Lampard:	OK. So, just really, really broad-brush, something like 5,000 tons for this quarter and then nothing for Q3 and Q4 would be reasonable estimates?

David Bryson:	Let us get back to you on that.

Gary Lampard:	OK. Sure. Thanks very much.

Operator:

And ladies and gentlemen, that does conclude the Q&A session for today and, as well, that will conclude the conference call for today. Again, we do thank you for your participation. And you may now disconnect your lines

END